U. S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


                             FORM 4

1.   Name and Address of Reporting Person:
          Lee W. Randall
          170 Walnut Street, Unit 3F
          New Orleans, Louisiana 70118

2.   Issuer Name and Ticker or Trading Symbol:
          Cucos Inc. - CUCO

3.   IRS or Social Security Number of Reporting Person
     (Voluntary):
          SS# ###-##-####

4.   Statement for Month/Year: January, 2000

5.   If Amendment, Date of Original (Month/Year): N/A

6.   Relationship of Reporting Person to Issuer:  Director


Table I - Non-Derivative Securities Acquired, Disposed of, or
     Beneficially Owned.

1.   Title of Security (Inst. 3): None

2.   Transaction Date (Month/Day/Year):

3.   Transaction Code (Instr. 8):
          Code:
          V:

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and
     5):
          Amount:
          (A) or (D):
          Price:

5.   Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4):

6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4):

7.   Nature of Indirect Beneficially Ownership (Instr. 4):



Table II - Derivative Securities Acquired, Disposed of, or
     Beneficially Owned(e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Inst. 3):
          Stock Options (to buy)

2.   Conversion or Exercise Price of Derivative Security:
          $1.03

3.   Transaction Date (Month/Day/Year):
          January 20, 2000

4.   Transaction Code (Instr. 8):
          Code:  A
          V:

5.   Number of Derivaties Securities Acquired (A) or Disposed of
     (D) (Instr. 3, 4, and 5):
          (A) 25,000 options
          (D)

6.   Date Exercisable and Expiration Date (Month/Day/Year):
          Date Exercisable:  January 20, 2001
          Expiration Date:  January 19, 2010

7.   Title and Amount of Underlying Securities (Instr. 3 and 4):
          Title:  Common Stock
          Amount or Number of Shares:  25,000

8.   Price of Derivative Security (Instr. 5):
          $ -

9.   Number of Derivative Securities Beneficially Owned at End of
     Month (Instr. 4):
          25,000

10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instr. 4):
          D

11.  Nature of Indirect Beneficial Ownership (Instr. 4):
          N/A

Explanation of Responses:



/s/Lee W. Randall
Date:  February 2, 2000